Exhibit 99.1
FOR IMMEDIATE RELEASE
Melco Crown Entertainment Announces Third Quarter 2011 Earnings
NEW YORK, November 10, 2011 — Melco Crown Entertainment Limited (Nasdaq:MPEL), a developer and owner of casino gaming and entertainment resort facilities focused on the Macau market, today reported its unaudited financial results for the third quarter of 2011.
Net revenue for the third quarter of 2011 was US$1,056.0 million, representing an increase of approximately 45% from US$727.0 million for the comparable period in 2010. The increase in net revenue from the third quarter of 2010 was primarily a result of group-wide increases in rolling chip and mass market gaming volumes, significant improvements in mass market hold rates, and meaningful contributions from hotel sales, food and beverage outlets and other non-gaming amenities, including a full quarter of contribution from The House of Dancing Water.
Adjusted EBITDA<1> was US$240.3 million for the third quarter of 2011, an increase of 76% from US$136.3 million of Adjusted EBITDA in the third quarter of 2010. The significant increase in profitability was driven by the continued and sustained improvements in mass market operations at City of Dreams, strong rolling chip volumes at both City of Dreams and Altira Macau along with a consistent approach to junket commissions, and strong contributions from non-gaming segments, such as hotel, food and beverage and The House of Dancing Water, while maintaining our ongoing company-wide cost control focus.

On a U.S. GAAP basis, net income attributable to Melco Crown Entertainment for the third quarter of 2011 was US$113.3 million, or US$0.21 per ADS, compared with net income attributable to Melco Crown Entertainment of US$15.8 million, or US$0.03 per ADS, in the third quarter of 2010. Record net income for the third quarter of 2011 was primarily attributable to ongoing improvements in gaming and non-gaming operations across all operating segments, particularly at City of Dreams, partially offset by increased interest costs from the high yield and RMB denominated bonds, higher depreciation associated with The House of Dancing Water, increased amortization relating to Studio City’s land use rights and transaction costs attributable to the proposed Hong Kong dual listing. The net loss attributable to non-controlling interests during the third quarter of 2011 of US$2.1 million was related to Studio City.
Mr. Lawrence Ho, Co-Chairman and Chief Executive Officer of Melco Crown Entertainment, commented, “I am delighted to announce another quarter of record Adjusted EBITDA and net income for our Company, representing the ninth consecutive quarter of sequential improvement in hold-adjusted EBITDA. These results build on the significant achievements delivered through the first half of 2011 and demonstrate our ability to deliver sustained high-quality results, with strong company-wide performance across all segments, despite the introduction of additional supply in the market.
“We continue to show our ability to execute on our premium strategy in both the mass market and VIP segments by focusing on providing premium quality service, unique entertainment experiences and products to our target customer base, supported by world class and best of breed facilities and attractions at City of Dreams and Altira Macau. This diversified portfolio enables us to capture the rapidly expanding Macau gaming market and target multiple customer segments.
“Our Studio City project continues to move closer towards realization. We are nearing the final stages of our design plans, while working closely with the Macau Government to complete the necessary approval process. We also continue to evaluate financing plans in relation to this project, including a bank loan and other debt financing. This exciting new development further demonstrates our confidence in the region’s long term growth prospects and our desire to support and meaningfully contribute to the development and diversification of the leisure and tourism offering in Macau, while creating career opportunities for our team members and driving shareholder value. Moreover, this project will compliment our current portfolio of assets and will meaningfully increase our presence in Cotai.
“In relation to our previously announced proposed dual-listing on the Hong Kong stock exchange, we continue to work through the necessary steps with the relevant Hong Kong regulators, while at the same time monitoring the market conditions to ensure we maintain full flexibility as it relates to our capital structure.

City of Dreams 3Q Results
For the third quarter of 2011, net revenue at City of Dreams was US$687.2 million compared to US$504.0 million in the comparable period in 2010, an increase of 36%. City of Dreams generated Adjusted EBITDA of US$170.5 million in the third quarter of 2011, an increase of 48% when compared to US$114.9 million in the third quarter of 2010.
The year-over-year improvements were driven by a significant increase in rolling chip and mass market volumes, meaningful and sustainable improvements in mass market hold percentages, as well as strong contributions from hotel sales and The House of Dancing Water, partially offset by a lower win rate in the rolling chip segment.
Rolling chip volume for the third quarter of 2011 totaled US$20.3 billion, an increase of 41% from US$14.4 billion from the third quarter of 2010. The rolling chip win rate was 3.1% in the third quarter of 2011, lower than the win rate in the comparable quarter in 2010 of 3.4%, and slightly above the expected range for rolling chip win rate of 2.7% – 3.0%.
Mass market table games drop for the third quarter of 2011 totaled US$730.8 million, an increase of 40% from US$523.7 million for the comparable period in 2010. The mass market hold percentage was 25.5% in the third quarter of 2011, a significant increase from 21.3% in the third quarter of 2010. At City of Dreams, we expect our mass market table games hold percentage to range from 23%–26%.
Slot handle for the third quarter of 2011 was US$530.2 million, up 21% from US$437.3 million for the comparable period in 2010.

Total non-gaming revenue at City of Dreams in the third quarter of 2011 was US$55.1 million, an increase of 74% from US$31.7 million for the third quarter of 2010. Occupancy per available room in the third quarter of 2011 was 93% versus 77% in the third quarter of 2010. The average daily rate (ADR) in the third quarter of 2011 was US$170 per occupied room, which compares with US$158 in the comparable quarter of 2010.
Altira Macau 3Q Results
For the third quarter of 2011, net revenue at Altira Macau was US$329.0 million compared to US$186.8 million in the third quarter of 2010, an increase of 76%. Altira Macau generated Adjusted EBITDA of US$78.9 million in the third quarter of 2011, an increase of 174% when compared to Adjusted EBITDA of US$28.8 million in the third quarter of 2010. The significant increases in net revenues and Adjusted EBITDA were driven by substantially improved rolling chip volumes and an increased rolling chip win rate.
Rolling chip volume totaled US$13.2 billion in the third quarter of 2011, an increase of 39% from US$9.5 billion for the third quarter of 2010. The rolling chip win rate was 3.2%, compared to a win rate of 2.7% for the same period in 2010, and above the expected rolling chip win rate of 2.7%-3.0%.
Mass market table games drop totaled US$149.9 million in the third quarter of 2011, an increase of 55% from US$97.0 million generated for the comparable period in 2010. The mass market hold percentage was 15.7% in the third quarter of 2011 compared with 17.6% in the third quarter of last year. At Altira Macau, we expect our mass market table games hold percentage to range from 15.0%-17.0%.
Total non-gaming revenue at Altira Macau in the third quarter of 2011 was US$7.9 million, up slightly from the third quarter of 2010. Occupancy per available room in the third quarter of 2011 was 98% compared to 95% in the third quarter of 2010. ADR was US$192 per occupied room, compared to US$161 in the same period of 2010.

Mocha Clubs 3Q Results
Net revenue from Mocha Clubs totaled US$31.3 million in the third quarter of 2011, an increase of 13% from US$27.8 million in the comparable period of 2010. Mocha Clubs generated US$8.9 million of Adjusted EBITDA in the third quarter of 2011, an increase of 17% when compared to Adjusted EBITDA of US$7.6 million in the same period in 2010.
The number of gaming machines in operation at Mocha Clubs averaged approximately 1,600 in the third quarters of 2011 and 2010. The net win per gaming machine per day was US$208 in the third quarter of 2011, as compared with US$189 in the same period in 2010, an increase of 10%.
Other Factors Affecting Earnings
Total non-operating expense for the third quarter of 2011 totaled US$36.9 million, which included US$30.7 million in net interest expense, other finance costs of US$3.4 million, a US$2.7 million loss on foreign exchange in relation to our offshore cash balances, as well as transaction costs of US$4.2 million associated with the proposed Hong Kong listing, partially offset by US$3.3 million gain in relation to a change in fair value of an existing interest rate swap arrangement. There was no capitalized interest during the third quarter of 2011.
Depreciation and amortization totaled US$90.2 million in the third quarter of 2011, of which US$14.3 million was related to the amortization of our gaming sub-concession and US$10.7 million was related to the amortization of land use rights. The year-over-year increase in depreciation and amortization costs is primarily related to a full quarter of depreciation of The House of Dancing Water, as well as from amortization of Studio City’s land use rights.
Financial Position and Capital Expenditure
Cash and cash equivalents as of September 30, 2011 totaled US$1,450.5 million including US$360.1 million of restricted cash. Total debt at the end of the third quarter of 2011 was US$2.4 billion, and total net debt to shareholders’ equity as of September 30, 2011 was 33%.

Capital expenditures for the third quarter of 2011 totaled US$22.6 million, of which US$8.1 million related to design and preliminary costs associated with Studio City, US$4.9 million for the development of the new Mocha site, with the remainder predominantly attributable to various projects at City of Dreams.
Nine Month Results
For the nine months ending September 30, 2011, Melco Crown Entertainment reported net revenue of US$2.8 billion as compared with US$1.9 billion in the nine months ending September 30, 2010. Adjusted EBITDA for the first nine months of 2011 was US$577.9 million, an increase of 95% as compared with Adjusted EBITDA of US$296.6 million in the first nine months of 2010.
The year-over-year improvements in net revenue and Adjusted EBITDA were primarily driven by significantly improved gaming and non-gaming operating results at both City of Dreams and Altira Macau.
Net income attributable to Melco Crown Entertainment for the first nine months of 2011 was US$187.1 million, as compared with a net loss of US$26.8 million for the first nine months of 2010. The net income per ADS attributable to Melco Crown Entertainment for the nine month period ending September 30, 2011 was US$0.35 compared to a net loss per ADS of US$0.05 for the comparable period in 2010.
Conference Call Information
Melco Crown Entertainment will hold a conference call to discuss its third quarter 2011 financial results on November 10, 2011 at 8:30 a.m. Eastern Time (9:30 p.m. Hong Kong Time). To join the conference call, please use the dial-in details below:

US Toll Free	1 866 519 4004
US Toll / International	1 718 354 1231
HK Toll	852 2475 0994
HK Toll Free	800 930 346
UK Toll Free	080 823 46646
Australia Toll Free	1 800 457 076

Passcode	MPEL

An audio webcast will also be available at www.melco-crown.com.
To access the replay, please use the dial-in details below:

US Toll Free	1 866 214 5335
US Toll / International	1 718 354 1232

Passcode	24531249
Safe Harbor Statement
This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Melco Crown Entertainment Limited (the “Company”) may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: growth of the gaming market and visitation in Macau; increased competition and other planned casino hotel and resort projects in Macau and elsewhere in Asia; the completion of infrastructure projects in Macau; government regulation of the casino industry; our ability to raise additional financing; the formal grant of occupancy permits for areas of City of Dreams undergoing construction and/or development; our anticipated growth strategies; and our future business development, results of operations and financial condition. Further information regarding these and other risks is included in our Annual Report on Form 20-F filed on April 1, 2011 and other documents filed with the Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release is as of the date of this release, and the Company undertakes no duty to update such information, except as required under applicable law.
Non-GAAP Financial Measures
(1)
“Adjusted EBITDA” is earnings before interest, taxes, depreciation, amortization, pre-opening costs, development costs, property charges and others, share-based compensation, and other non-operating income and expenses. “Adjusted property EBITDA” is earnings before interest, taxes, depreciation, amortization, pre-opening costs, development costs, property charges and others, share-based compensation, corporate and other expenses and other non-operating income and expenses. Adjusted EBITDA and adjusted property EBITDA are presented exclusively as a supplemental disclosure because management believes that they are widely used to measure the performance, and as a basis for valuation, of gaming companies. Management uses adjusted EBITDA and adjusted property EBITDA as measures of the operating performance of its segments and to compare the operating performance of its properties with those of its competitors. The Company also presents adjusted EBITDA and adjusted property EBITDA because they are used by some investors as ways to measure a company’s ability to incur and service debt, make capital expenditures, and meet working capital requirements. Gaming companies have historically reported adjusted EBITDA and adjusted property EBITDA as supplements to financial measures in accordance with U.S. generally accepted accounting principles (“GAAP”). However, adjusted EBITDA and adjusted property EBITDA should not be considered as alternatives to operating income as indicators of the Company’s performance, as alternatives to cash flows from operating activities as measures of liquidity, or as alternatives to any other measure determined in accordance with GAAP. Unlike net income, adjusted EBITDA and adjusted property EBITDA do not include depreciation and amortization or interest expense and therefore do not reflect current or future capital expenditures or the cost of capital. The Company compensates for these limitations by using adjusted EBITDA and adjusted property EBITDA as only two of several comparative tools, together with GAAP measurements, to assist in the evaluation of operating performance. Such GAAP measurements include operating income (loss), net income (loss), cash flows from operations and cash flow data. The Company has significant uses of cash flows, including capital expenditures, interest payments, debt principal repayments, taxes and other non-recurring charges, which are not reflected in adjusted EBITDA or adjusted property EBITDA. Also, the Company’s calculation of adjusted EBITDA and adjusted property EBITDA may be different from the calculation methods used by other companies and, therefore, comparability may be limited. Reconciliations of adjusted EBITDA and adjusted property EBITDA with the most comparable financial measures calculated and presented in accordance with GAAP are provided herein immediately following the financial statements included in this press release.
(2)
“Adjusted net income (loss)” is net income (loss) before pre-opening costs, development costs, property charges and others, change in fair value of interest rate swap agreements, loss on extinguishment of debt, costs associated with debt modification and reclassification of accumulated losses of interest rate swap agreements from accumulated other comprehensive losses. Adjusted net income (loss) and adjusted net income (loss) per share (“EPS”) are presented as supplemental disclosures because management believes that they are widely used to measure the performance, and as a basis for valuation, of gaming companies. These measures are used by management and/or evaluated by some investors, in addition to income and EPS computed in accordance with GAAP, as an additional basis for assessing period-to-period results of our business. Adjusted net income (loss) may be different from the calculation methods used by other companies and, therefore, comparability may be limited. Reconciliations of adjusted net income (loss) with the most comparable financial measures calculated and presented in accordance with GAAP are provided herein immediately following the financial statements included in this press release.

About Melco Crown Entertainment Limited
Melco Crown Entertainment Limited (the “Company”), is a developer, owner and through a Macau subsidiary which holds a gaming sub-concession, an operator of casino gaming and entertainment casino resort facilities. The Company currently operates Altira Macau (www.altiramacau.com) (formerly Crown Macau), a casino hotel located at Taipa, Macau and City of Dreams (www.cityofdreamsmacau.com), an integrated urban casino resort located in Cotai, Macau. The Company’s business also includes the Mocha Clubs (www.mochaclubs.com), which feature a total of approximately 1,800 gaming machines in nine locations and comprise the largest non-casino based operations of electronic gaming machines in Macau. For more information about the Company, please visit www.melco-crown.com.
The Company has strong support from both of its major shareholders, Melco International Development Limited (“Melco”) and Crown Limited (“Crown”). Melco is a listed company on the Hong Kong Stock Exchange and is substantially owned and led by Mr. Lawrence Ho, who is Co-Chairman, a Director and the CEO of the Company. Crown is a top-50 company listed on the Australian Stock Exchange and led by Executive Chairman Mr. James Packer, who is also Co-Chairman and a Director of the Company.
Investment Community, please contact:

Ross Dunwoody
Vice President, Investor Relations
Tel: +853 8868 8833 or +852 2598 3689
Email: rossdunwoody@melco-crown.com
For media enquiry, please contact:

Maggie Ma
Head of Corporate Communications
Tel: +852 3151 3767
Email: maggiema@melco-crown.com

Melco Crown Entertainment Limited and Subsidiaries
Condensed Consolidated Statements of Operations
(In thousands of U.S. dollars, except share and per share data)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2011	2010	2011	2010
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

OPERATING REVENUES
Casino	$1,017,780	$706,876	$2,710,141	$1,811,715
Rooms	26,491	20,412	75,814	59,747
Food and beverage	15,221	12,547	44,550	39,953
Entertainment, retail and others	22,207	6,691	63,386	17,452

Gross revenues	1,081,699	746,526	2,893,891	1,928,867
Less: promotional allowances	(25,742)	(19,544)	(71,392)	(60,640)

Net revenues	1,055,957	726,982	2,822,499	1,868,227

OPERATING COSTS AND EXPENSES
Casino	(733,333)	(521,195)	(2,007,096)	(1,387,025)
Rooms	(4,857)	(3,778)	(13,881)	(10,545)
Food and beverage	(8,470)	(11,224)	(25,013)	(26,554)
Entertainment, retail and others	(14,378)	(5,098)	(43,536)	(9,241)
General and administrative	(57,221)	(51,802)	(161,535)	(143,151)
Pre-opening costs	(207)	(9,217)	(1,492)	(16,199)
Development costs	—	—	(1,110)	—
Amortization of gaming subconcession	(14,309)	(14,309)	(42,928)	(42,928)
Amortization of land use rights	(10,743)	(4,881)	(20,506)	(14,641)
Depreciation and amortization	(65,106)	(58,860)	(193,242)	(172,593)
Property charges and others	—	(125)	(1,025)	(91)

Total operating costs and expenses	(908,624)	(680,489)	(2,511,364)	(1,822,968)

OPERATING INCOME	147,333	46,493	311,135	45,259

NON-OPERATING EXPENSES
Interest expenses, net	(30,656)	(28,282)	(84,652)	(65,048)
Other finance costs	(3,386)	(3,821)	(12,067)	(6,441)
Reclassification of accumulated losses of interest rate swap agreements from accumulated other comprehensive losses	—	—	(4,310)	—
Change in fair value of interest rate swap agreements	3,294	—	3,294	—
Foreign exchange (loss) gain, net	(2,747)	786	(2,556)	803
Listing expenses	(4,160)	—	(4,160)	—
Other income, net	725	552	2,789	1,593
Loss on extinguishment of debt	—	—	(25,193)	—
Costs associated with debt modification	—	—	—	(3,156)

Total non-operating expenses	(36,930)	(30,765)	(126,855)	(72,249)

INCOME (LOSS) BEFORE INCOME TAX	110,403	15,728	184,280	(26,990)
INCOME TAX CREDIT	799	50	730	193

NET INCOME (LOSS)	$111,202	$15,778	$185,010	$(26,797)
NET LOSS ATTRIBUTABLE TO NONCONTROLLING INTERESTS	2,100	—	2,100	—

NET INCOME (LOSS) ATTRIBUTABLE TO MELCO CROWN ENTERTAINMENT LIMITED	113,302	15,778	187,110	(26,797)

NET INCOME (LOSS) ATTRIBUTABLE TO MELCO CROWN ENTERTAINMENT LIMITED PER SHARE:
Basic	$0.071	$0.010	$0.117	$(0.017)

Diluted	$0.070	$0.010	$0.116	$(0.017)

NET INCOME (LOSS) ATTRIBUTABLE TO MELCO CROWN ENTERTAINMENT LIMITED PER ADS:
Basic	$0.212	$0.030	$0.351	$(0.050)

Diluted	$0.210	$0.029	$0.348	$(0.050)

WEIGHTED AVERAGE SHARES USED IN NET INCOME (LOSS) ATTRIBUTABLE TO MELCO CROWN ENTERTAINMENT LIMITED PER SHARE CALCULATION:
Basic	1,601,261,780	1,595,395,720	1,600,181,191	1,595,319,936

Diluted	1,615,555,907	1,605,818,041	1,613,038,355	1,595,319,936

Melco Crown Entertainment Limited and Subsidiaries
Condensed Consolidated Balance Sheets
(In thousands of U.S. dollars)

	September 30,	December 31,
	2011	2010
	(Unaudited)	(Audited) (3)

ASSETS

CURRENT ASSETS
Cash and cash equivalents	$1,090,386	$441,923
Restricted cash	—	167,286
Accounts receivable, net	274,845	259,521
Amounts due from affiliated companies	1,904	1,528
Income tax receivable	—	198
Inventories	14,722	14,990
Prepaid expenses and other current assets	21,889	15,026

Total current assets	1,403,746	900,472

PROPERTY AND EQUIPMENT, NET	2,661,227	2,671,895
GAMING SUBCONCESSION, NET	613,814	656,742
INTANGIBLE ASSETS, NET	4,220	4,220
GOODWILL	81,915	81,915
LONG-TERM PREPAYMENT, DEPOSITS AND OTHER ASSETS	73,629	95,629
RESTRICTED CASH	360,077	—
DEFERRED TAX ASSETS	—	25
DEFERRED FINANCING COSTS	45,778	45,387
LAND USE RIGHTS, NET	954,354	428,155

TOTAL	$6,198,760	$4,884,440

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Accounts payable	$8,941	$8,880
Accrued expenses and other current liabilities	631,068	462,084
Income tax payable	1,451	934
Current portion of long-term debt	—	202,997
Amounts due to affiliated companies	691	673
Amounts due to shareholders	35	36

Total current liabilities	642,186	675,604

LONG-TERM DEBT	2,321,062	1,521,251
OTHER LONG-TERM LIABILITIES	27,404	6,496
DEFERRED TAX LIABILITIES	71,254	18,010
LOANS FROM SHAREHOLDERS	115,647	115,647
LAND USE RIGHTS PAYABLE	55,301	24,241

SHAREHOLDERS’ EQUITY
Ordinary shares	16,074	16,056
Treasury shares	(60)	(84)
Additional paid-in capital	3,105,798	3,095,730
Accumulated other comprehensive losses	(1,059)	(11,345)
Accumulated losses	(390,056)	(577,166)

Total Melco Crown Entertainment Limited shareholders’ equity	2,730,697	2,523,191
Noncontrolling interests	235,209	—

Total equity	2,965,906	2,523,191

TOTAL	$6,198,760	$4,884,440

(3)	The condensed consolidated financial statements for 2010 reflect certain reclassifications, which have no effect on previously reported net loss, to conform to the current period presentation.

Melco Crown Entertainment Limited and Subsidiaries
Reconciliation of Net Income (Loss) Attributable to Melco Crown Entertainment Limited to
Adjusted Net Income (Loss) Attributable to Melco Crown Entertainment Limited
(In thousands of U.S. dollars, except share and per share data)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2011	2010	2011	2010
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Net Income (Loss) Attributable to Melco Crown Entertainment Limited	$113,302	$15,778	$187,110	$(26,797)
Pre-opening Costs	207	9,217	1,492	16,199
Development Costs	—	—	1,110	—
Property Charges and Others	—	125	1,025	91
Reclassification of accumulated losses of interest rate swap agreements from accumulated other comprehensive losses	—	—	4,310	—
Change in fair value of interest rate swap agreements	(3,294)	—	(3,294)	—
Loss on extinguishment of debt	—	—	25,193	—
Costs associated with debt modification	—	—	—	3,156

Adjusted Net Income (Loss) Attributable to Melco Crown Entertainment Limited	$110,215	$25,120	$216,946	$(7,351)

ADJUSTED NET INCOME (LOSS) ATTRIBUTABLE TO MELCO CROWN ENTERTAINMENT LIMITED PER SHARE:
Basic	$0.069	$0.016	$0.136	$(0.005)

Diluted	$0.068	$0.016	$0.134	$(0.005)

ADJUSTED NET INCOME (LOSS) ATTRIBUTABLE TO MELCO CROWN ENTERTAINMENT LIMITED PER ADS:
Basic	$0.206	$0.047	$0.407	$(0.014)

Diluted	$0.205	$0.047	$0.403	$(0.014)

WEIGHTED AVERAGE SHARES USED IN ADJUSTED NET INCOME (LOSS) ATTRIBUTABLE TO MELCO CROWN ENTERTAINMENT LIMITED PER SHARE CALCULATION:
Basic	1,601,261,780	1,595,395,720	1,600,181,191	1,595,319,936

Diluted	1,615,555,907	1,605,818,041	1,613,038,355	1,595,319,936

Melco Crown Entertainment Limited and Subsidiaries
Reconciliation of Operating Income (Loss) to Adjusted EBITDA and Adjusted Property EBITDA
(In thousands of U.S. dollars)

	Three Months Ended September 30, 2011
				Corporate
	Altira Macau	Mocha	City of Dreams	and Other	Studio City	Total
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Operating Income (Loss)	$69,342	$6,127	$113,581	$(35,718)	$(5,999)	$147,333

Pre-opening Costs	—	197	10	—	—	207
Depreciation and Amortization	9,525	2,554	56,663	15,554	5,862	90,158
Share-based Compensation	81	47	215	2,218	—	2,561

Adjusted EBITDA	78,948	8,925	170,469	(17,946)	(137)	240,259
Corporate and Other Expenses	—	—	—	17,946	—	17,946

Adjusted Property EBITDA	$78,948	$8,925	$170,469	$—	$(137)	$258,205

	Three Months Ended September 30, 2010
				Corporate
	Altira Macau	Mocha	City of Dreams	and Other	Studio City	Total
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Operating Income (Loss)	$19,255	$4,178	$55,622	$(32,562)	$—	$46,493

Pre-opening Costs	—	—	9,217	—	—	9,217
Depreciation and Amortization	9,512	3,396	49,846	15,296	—	78,050
Share-based Compensation	46	31	181	2,132	—	2,390
Property Charges and Others	—	—	—	125	—	125

Adjusted EBITDA	28,813	7,605	114,866	(15,009)	—	136,275
Corporate and Other Expenses	—	—	—	15,009	—	15,009

Adjusted Property EBITDA	$28,813	$7,605	$114,866	$—	$—	$151,284

Melco Crown Entertainment Limited and Subsidiaries
Reconciliation of Adjusted EBITDA and Adjusted Property EBITDA to Net Income
Attributable to Melco Crown Entertainment Limited
(In thousands of U.S. dollars)

	Three Months Ended
	September 30,
	2011	2010
	(Unaudited)	(Unaudited)

Adjusted Property EBITDA	$258,205	$151,284
Corporate and Other Expenses	(17,946)	(15,009)

Adjusted EBITDA	240,259	136,275
Pre-opening Costs	(207)	(9,217)
Depreciation and Amortization	(90,158)	(78,050)
Share-based Compensation	(2,561)	(2,390)
Property Charges and Others	—	(125)
Interest and Other Non-Operating Expenses, Net	(36,930)	(30,765)
Income Tax Credit	799	50

Net Income	111,202	15,778
Net Loss Attributable to Noncontrolling Interests	2,100	—

Net Income Attributable to Melco Crown Entertainment Limited	$113,302	$15,778

Melco Crown Entertainment Limited and Subsidiaries
Reconciliation of Operating Income (Loss) to Adjusted EBITDA and Adjusted Property EBITDA
(In thousands of U.S. dollars)

	Nine Months Ended September 30, 2011
				Corporate
	Altira Macau	Mocha	City of Dreams	and Other	Studio City	Total
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Operating Income (Loss)	$164,101	$22,112	$238,283	$(107,362)	$(5,999)	$311,135
Pre-opening Costs	35	197	1,260	—	—	1,492
Development Costs	—	—	—	1,110	—	1,110
Depreciation and Amortization	28,763	7,852	167,690	46,509	5,862	256,676
Share-based Compensation	181	128	588	5,520	—	6,417
Property Charges and Others	—	25	—	1,000	—	1,025

Adjusted EBITDA	193,080	30,314	407,821	(53,223)	(137)	577,855
Corporate and Other Expenses	—	—	—	53,223	—	53,223

Adjusted Property EBITDA	$193,080	$30,314	$407,821	$—	$(137)	$631,078

	Nine Months Ended September 30, 2010
				Corporate
	Altira Macau	Mocha	City of Dreams	and Other	Studio City	Total
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Operating Income (Loss)	$58,197	$9,754	$68,360	$(91,052)	$—	$45,259
Pre-opening Costs	—	—	16,199	—	—	16,199
Depreciation and Amortization	29,616	11,364	143,260	45,922	—	230,162
Share-based Compensation	(25)	91	530	4,297	—	4,893
Property Charges and Others	(474)	12	324	229	—	91

Adjusted EBITDA	87,314	21,221	228,673	(40,604)	—	296,604
Corporate and Other Expenses	—	—	—	40,604	—	40,604

Adjusted Property EBITDA	$87,314	$21,221	$228,673	$—	$—	$337,208

Melco Crown Entertainment Limited and Subsidiaries
Reconciliation of Adjusted EBITDA and Adjusted Property EBITDA to Net Income (Loss)
Attributable to Melco Crown Entertainment Limited
(In thousands of U.S. dollars)

	Nine Months Ended
	September 30,
	2011	2010
	(Unaudited)	(Unaudited)

Adjusted Property EBITDA	$631,078	$337,208
Corporate and Other Expenses	(53,223)	(40,604)

Adjusted EBITDA	577,855	296,604
Pre-opening Costs	(1,492)	(16,199)
Development Costs	(1,110)	—
Depreciation and Amortization	(256,676)	(230,162)
Share-based Compensation	(6,417)	(4,893)
Property Charges and Others	(1,025)	(91)
Interest and Other Non-Operating Expense, Net	(126,855)	(72,249)
Income Tax Credit	730	193

Net Income (Loss)	185,010	(26,797)
Net Loss Attributable to Noncontrolling Interests	2,100	—

Net Income (Loss) Attributable to Melco Crown Entertainment Limited	$187,110	$(26,797)

Melco Crown Entertainment Limited
Supplemental Data Schedule

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2011	2010	2011	2010
Room Statistics:
Altira Macau
Average daily rate (4)	$192	$161	$196	$164
Occupancy per available room	98%	95%	97%	93%
Revenue per available room (5)	$188	$152	$191	$153

City of Dreams
Average daily rate (4)	$170	$158	$170	$154
Occupancy per available room	93%	77%	90%	78%
Revenue per available room (5)	$159	$121	$154	$119

Other Information:
Altira Macau
Average number of table games	200	209	204	213
Table games win per unit per day (6)	$24,621	$14,248	$22,759	$15,183

City of Dreams
Average number of table games	424	405	419	408
Average number of gaming machines	1,435	1,283	1,340	1,301
Table games win per unit per day (6)	$20,962	$16,150	$18,907	$12,356
Gaming machines win per unit per day (7)	$260	$216	$277	$209

(4)	Average daily rate is calculated by dividing total room revenue by total occupied rooms

(5)	Revenue per available room is calculated by dividing total room revenue by total rooms available

(6)	Table games win per unit per day is shown before discounts and commissions

(7)	Gaming machines win per unit per day is shown before deducting cost for slot points